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S   18005124   SSION

SEC
Mail Processing
Section

MAR 01 2018

Washington DC

PUBLIC

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

SEC FILE NUMBER
8-51935

**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING ___01/01/17___ AND ENDING ___12/31/17___
                                    MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Safra Securities LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

546 Fifth Avenue
                          (No. and Street)

New York   New York   10036
   (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Douglas Episcopio   (212) 704-9323
                                                    (Area Code-Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
                (Name-if individual, state last, first, middle name)

30 Rockefeller Plaza	New York	NY	10112-0015
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

[X] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2)

SEC 1410 (06-02) **Potential persons who are to respond to the collection of information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.**

DB

OATH OR AFFIRMATION

We, Carlos Bertaco, Steven Paraggio and Douglas Episcopio, affirm that, to the best of our knowledge and belief, the accompanying statement of financial condition pertaining to Safra Securities LLC (the "Company") as of and for the year ended December 31, 2017, are true and correct. We further affirm that neither the Company nor any principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Douglas Episcopio   2/28/18
Financial & Operations Principal   Date

St. Paraggio   2/28/18
Chief Financial Officer   Date

   2/28/18
Director   Date

State of New York
County of New York

Subscribed and sworn to
before me

this _28th_ day of _Feb. 2018_

Notary Public

SAFRA SECURITIES LLC

TABLE OF CONTENTS

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Deloitte.

Deloitte & Touche LLP
30 Rockefeller Plaza
New York, NY 10112-0015
USA

Tel: +1 212 492 4000
Fax: +1 212 489 1687
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member and the Board of Directors of Safra Securities LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Safra Securities LLC (the "Company") as of December 31, 2017, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2017, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit of the financial statement provides a reasonable basis for our opinion.

Deloitte & Touche LLP

February 28, 2018

We have served as the Company's auditor since 2000.

SAFRA SECURITIES LLC

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2017

ASSETS

Cash and cash equivalents	$	65,996,158
Cash and securities required to be segregated under federal or other regulations		49,629,397
Short term interest-bearing deposits		753,277
Cash and securities deposited with clearing organizations		26,083,937
Securities borrowed		11,918,072
Receivable from brokers, dealers and clearing organizations		430,156
Receivable from customers		3,464,577
Securities owned — at fair value (including securities pledged as collateral of $57,243,231)		67,096,811
Other assets		1,139,636
TOTAL ASSETS	$	226,512,021

LIABILITIES AND MEMBER'S CAPITAL

LIABILITIES:		
Payable to customers	$	52,574,448
Payable to brokers, dealers and clearing organizations		6,082,508
Due to Parent and affiliate		5,791,863
Accrued expenses and other liabilities		3,052,366
Total liabilities		67,501,185

COMMITMENTS AND CONTINGENT LIABILITIES (Note 13)

MEMBER'S CAPITAL		159,010,836
TOTAL LIABILITIES AND MEMBER'S CAPITAL	$	226,512,021

See accompanying notes to statement of financial condition.

SAFRA SECURITIES LLC

NOTES TO STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2017

1. ORGANIZATION AND NATURE OF OPERATIONS

Safra Securities LLC (the "Company") is a single member Delaware Limited Liability Company and a wholly owned subsidiary of Safra National Bank of New York (the "Bank" or the "Parent") and disregarded as an entity separate from the Bank for income tax purposes. The Company is registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA") and the Municipal Securities Rulemaking Board ("MSRB"). The Company's business includes providing foreign and domestic securities brokerage services to its customers. The Company also engages in proprietary investments.

The Company clears and settles securities transactions and accordingly carries security accounts for customers and is subject to the requirements of Customer Protection Rule 15c3-3 ("Rule 15c3-3") and Net Capital Rule 15c3-1 ("Rule 15c3-1") under the Securities Exchange Act of 1934.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation — The Company maintains its accounts and prepares its statement of financial condition in accordance with accounting principles generally accepted in the United States of America (hereinafter referred to as "generally accepted accounting principles" or "U.S. GAAP").

Use of Estimates in the Preparation of Statement of Financial Condition — The preparation of the accompanying statement of financial condition in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Significant accounting estimates reflected in the Company's statement of financial condition include the measurement of fair value of the Company's securities owned. Management believes that the estimates utilized in the preparation of the statement of financial condition are prudent and reasonable based on the best available information. Actual results could be materially different from those estimates.

Cash and Cash Equivalents — The Company has defined cash equivalents as highly liquid investments, with original maturities of three months or less that are not segregated and on deposit for federal or regulatory purposes. Cash and cash equivalents include deposits with banks, money market funds and U.S. Government securities.

Cash and Securities Required to be Segregated under Federal or Other Regulations — Cash and securities required to be segregated under federal or other regulations consists of non interest-bearing cash and U. S. Government securities held in a special reserve bank account pursuant to Rule 15c3-3.

Short Term Interest-Bearing Deposits — Short term interest-bearing deposits consist of interest-bearing time deposits with depository institutions with original maturities of greater than three months and less than one year, which have penalties for withdrawal of deposits prior to original maturities. The carrying amount of these deposits is recorded at cost which approximates the fair value given the short-term nature of these deposits as of December 31, 2017.

Cash and Securities Deposited with Clearing Organizations – The Company is a member of various clearing organizations at which it maintains cash and securities required for the conduct of its day-to-day clearance activities. At December 31, 2017, the securities on deposit consisted entirely of cash equivalents which are stated at fair value.

Receivable from and Payable to Customers — Receivable from customers represents credit extended to customers to finance their purchases of securities on margin. The Company monitors margin levels and requires customers to deposit additional collateral, or reduce margin positions to meet minimum collateral requirements if the fair value of the collateral changes. Securities owned by customers, including those that collateralize margin or other similar transactions, are not reflected in the statement of financial condition. Payable to customers primarily represents deposits of customer cash, and also includes credits in customer accounts related to sales of securities and other funds pending completion of securities transactions. Customers' securities transactions are recorded on a settlement date basis.

Receivable from and Payable to Brokers, Dealers and Clearing Organizations — Receivable from brokers, dealers and clearing organizations include amounts receivable for securities not delivered by the Company to a purchaser by the settlement date ("securities failed to deliver"), net receivables arising from unsettled trades, receivables from clearing organizations and commissions receivable. As of December 31, 2017 all receivables were collectible. Payable to brokers, dealers and clearing organizations include amounts payable for securities not received by the Company from a seller by the settlement date ("securities failed to receive") and payables due to clearing organizations. The Company presents fails on a grossed up basis.

Securities Borrowed and Loaned — Securities borrowed and securities loaned are recorded at the amount of cash collateral advanced or received. Deposits paid for securities borrowing transactions require the Company to deposit cash with the lender. With respect to deposits received for securities loaned the Company receives collateral in the form of cash in an amount generally in excess of the market value of the securities loaned. Interest income and interest expense are recorded on an accrual basis. The Company monitors the market value of the securities borrowed and loaned on a daily basis, with additional collateral obtained or refunded, as necessary. The Company did not have securities loaned at December 31, 2017.

Securities Transactions — Securities owned are used in the Company's investment activities and are recorded at fair value in the statement of financial condition. Transactions in securities owned and securities sold, not yet purchased are recorded on a trade date basis. The Company did not have securities sold, not yet purchased at December 31, 2017.

Goodwill and Other Intangible Assets — The Company is required to assess goodwill for impairment by comparing the estimated fair value of the reporting unit (currently one) with its carrying value on an annual basis (or more frequently when certain events or circumstances exist). If the estimated fair value of the reporting unit exceeds its carrying amount, goodwill is not considered impaired. If the estimated fair value is less than the carrying value, further analysis is necessary to determine the amount of impairment, if any. No impairment was recorded in 2017.

Intangible assets with a definite life are amortized over their estimated useful lives, where the useful life is the period over which the asset is expected to contribute directly or indirectly to the Company's future cash flows. These assets are reviewed for impairment on an interim basis when certain events or circumstances occur or exist. No impairment was recorded in 2017.

Goodwill and other intangible assets are included in Other assets in the statement of financial condition.

Translation of Foreign Currencies — Assets and liabilities denominated in foreign currencies are translated at year-end rates of exchange. Transactions denominated in foreign currency are accounted for at the exchange rates prevailing on the related transaction dates.

Income Taxes — The Company accounts for income taxes in accordance with the provisions of ASC 740, which requires that an asset and liability approach be applied in accounting for income taxes and that deferred tax assets and liabilities be reflected for temporary differences using tax rates expected to be in effect when such differences reverse. Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to temporary differences between the statement of financial condition carrying amounts of existing assets and liabilities and their respective tax basis. In assessing the usability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will be realized.

The Company's results of operations as a disregarded entity are included in the Bank's federal, state and local tax returns which are then included in a consolidated/combined return. Current and deferred taxes are allocated to the Company under the "separate-return" method. Under this method, the Company is assumed to file a separate return with the taxing authority, thereby reporting their taxable income or loss and paying the applicable tax to, or receiving the appropriate refund from, the Parent as if the Company was a separate taxpayer, except that net operating losses, if any, (or other current or deferred tax attributes) are characterized as realized (or realizable) by the Company when those tax attributes are realized (or realizable) by the consolidated federal/combined state/city tax return group even if the Company would not otherwise have realized the attributes on a stand-alone basis. Combined state apportionment factors are also utilized by the Company. Accrued income taxes are included in Due to Parent in the accompanying statement of financial condition. This method for allocating income tax expense, pursuant to this income tax allocation method is systematic, rational and consistent with the broad principles of the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 740, *Income Taxes*.

The Company recognizes tax positions in the statement of financial condition only when it is more likely than not that the position will be sustained upon examination by relevant taxing authorities based on the technical merits of the position. A position that meets this standard is measured at the largest amount of benefit that will more likely than not be realized upon settlement. A liability is established for differences between positions taken in a tax return and amounts recognized in the statement of financial condition including related interest and penalties.

Fair Value of Financial Instruments — The fair value of a financial instrument is the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (the exit price). Financial instruments that the Company owns are measured at fair value using bid prices. Fair value measurements do not include transaction costs. Refer to Note 9 for further details of such financial instruments.

As required by U.S. GAAP, the Company uses a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three broad levels of the fair value hierarchy are described below.

Basis of Fair Value Measurements

Level 1 Inputs — unadjusted quoted market prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Valuation of these assets and liabilities does not entail a significant degree of judgment.

Level 2 Inputs — inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly. Examples of financial instruments with such inputs include U.S. Agency securities, municipal bonds, corporate bonds.

Level 3 Inputs — unobservable inputs for the asset or liability that rely on management's own assumptions which are assumptions that management determines market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data). Examples of financial instruments with such inputs include certain mortgage-backed securities, private equity investments, and certain over-the-counter derivatives.

Recent Issued Accounting Pronouncements

Revenue from Contracts with Customers—In May 2014, the FASB issued Accounting Standard Update ("ASU") No. 2014-09, *Revenue from Contracts with Customers* ("ASU No. 2014-09"). ASU No. 2014-09 outlines a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers and supersedes most current revenue recognition guidance, including industry-specific guidance. The guidance requires a company to recognize revenue when it transfers promised services to customers in an amount that reflects the consideration to which the company expects to be entitled in exchange for those services and requires enhanced disclosures to help users of the statement of financial condition better understand the nature, amount, timing, and uncertainty of revenue that is recognized. The FASB has subsequently issued several amendments to the standard, including deferral of the effective date until January 1, 2018, clarification of principal versus agent considerations, narrow scope improvements and other technical corrections. The new guidance is effective for annual and interim periods beginning after December 15, 2017, for public business entities. Early adoption is permitted as early as the original public company effective date of annual periods beginning after December 15, 2016. The new guidance can be applied either retrospectively to each prior reporting period presented, or as a cumulative-effect adjustment as of the date of adoption. The Company adopted this guidance on January 1, 2018 without a material impact to the statement of financial condition.

Intangibles-Goodwill and Other—In January 2017, the FASB issued Accounting Standard Update ("ASU") No. 2017-04, *Intangibles-Goodwill and Other (Topic 350) – Simplifying the Test for Goodwill Impairment* ("ASU No. 2017-04"). ASU No. 2017-04 outlines amendments to simplify how an entity is required to test goodwill for impairment by eliminating Step 2 from the goodwill impairment test. Step 2 measures a goodwill impairment loss by comparing the implied fair value of a reporting unit's goodwill with the carrying amount of that goodwill. The amendments in this Update are effective for public business entities for its annual or any interim goodwill impairment tests in fiscal years beginning after December 15, 2019. The amendments in this Update should be applied prospectively and early

adoption is permitted for interim or annual goodwill impairment tests performed on testing dates after January 1, 2017. The Company is currently evaluating the impact of the adoption of the amended guidance on its statement of financial condition.

3. CASH AND CASH EQUIVALENTS

The Company maintained cash at one unaffiliated depository institution of $34,994,367 at December 31, 2017. Demand deposits of $550,230 were held at the Bank at December 31, 2017. The Company also maintained money market accounts totaling $541,195 at certain depository institutions, and held money market funds with a fair value of $24,912,127 and U.S. Government securities purchased with original maturities less than three months with a fair value of $4,998,239 at December 31, 2017. See Note 9, Fair Value Measurements.

4. CASH AND SECURITIES REQUIRED TO BE SEGREGATED UNDER FEDERAL OR OTHER REGULATIONS

In accordance with SEC Rule 15c3-3, the Company as a broker carrying customer accounts, is subject to requirements related to maintaining cash and/or U.S. Government securities in a segregated reserve account for the exclusive benefit of its customers, which as of December 31, 2017, amounted to cash of $14,598,125 and qualified securities as defined by SEC Rule 15c3-3 with a fair value of $35,031,272.

5. SHORT TERM INTEREST-BEARING DEPOSITS

The Company maintained short term interest-bearing deposit accounts of $753,277 at December 31, 2017, all with maturities between May and June 2018 and interest rates ranging from 0.4% to 0.6%.

6. RECEIVABLE FROM BROKERS, DEALERS AND CLEARING ORGANIZATIONS

Amounts receivable from and payable to brokers, dealers and clearing organizations at December 31, 2017, consist of:

	Receivable	Payable
Securities failed-to-deliver / receive	$ 207,521	$ 6,050,569
Securities transactions pending settlement, net	109,085	-
Receivables from/payable to brokers, dealers and clearing organizations	113,550	31,939
Total	$ 430,156	$ 6,082,508

7. RELATED-PARTY TRANSACTIONS

The Company functions as a broker for the Bank and has an Omnibus account relationship with the Bank and had a December 31, 2107 balance of $2,645,161 which is included in Payable to customers. In addition, the Company had a December 31, 2017 balance with another affiliate of $97,954 which is also included in Payable to customers.

At December 31, 2017, the Company had a demand deposit of $550,230 at the Bank, which is included in Cash and cash equivalents.

The Company had a payable to the Bank of $5,729,342 which included current taxes payable of $2,939,946 and deferred taxes payable of $1,311,496 which are included in Due to Parent and affiliate,

and a local tax receivable from the Bank of $59,226 which is included in Other assets as of December 31, 2017 in the accompanying statement of financial condition.

As of December 31, 2017, the Company pledged securities owned of $57,243,231 as collateral for a $50,000,000 uncommitted line of credit with the Bank. There were no borrowings against the line as of December 31, 2017. The securities cannot be repledged by the Bank.

8. **COLLATERALIZED TRANSACTIONS**

The Company borrows securities from other broker dealers to fulfill short sales by customers and delivers cash to the lender in exchange for securities. The fair value of these borrowed securities, which can be rehypothecated, was $11,422,166 at December 31, 2017. The Company manages credit exposure arising from such transactions by, in appropriate circumstances, entering into master netting agreements and collateral agreements with counterparties that provide the Company, in the event of a counterparty default (such as a bankruptcy or counterparty's failure to pay or perform), with the right to net a counteparty's rights and obligations under such agreement and liquidate and set-off collateral held by the Company against the net amount owed by the counterparty.

The following table presents information about the offsetting of securities and related collateral amounts as of December 31, 2017.

	Gross Amount Recognized	Gross Amount Offset in the Statement of Financial Condition	Net Amount Presented in Statement of Financial Condition	Not Offset in the Statement of Financial Condition		Net Amount
				Financial Instruments	Cash Collateral Received	
ASSETS:						
Securities borrowed	$ 11,918,072	$ -	$ 11,918,072	$ 11,422,166	$ -	$ 495,906

9. FAIR VALUE MEASUREMENTS

The Company's assets and liabilities recorded at fair value have been categorized based upon the fair value hierarchy described in Note 2. There were no transfers between Levels 1, 2, and 3 during the year ended December 31, 2017.

Assets and Liabilities Measured at Fair Value on a Recurring Basis

The following table presents the Company's fair value hierarchy for assets measured at fair value on a recurring basis as of December 31, 2017. There were no liabilities recorded at fair value as of December 31, 2017.

	Financial Assets at Fair Value as of December 31, 2017			
	Level 1	Level 2	Level 3	Total
ASSETS:				
Cash equivalents:				
U.S. Government Securities	$ -	$ 4,998,239	-	$ 4,998,239
Money market funds	24,912,127	-	-	24,912,127
	$ 24,912,127	$ 4,998,239	-	$ 29,910,366
U.S. Government securities segregated under federal or other regulations	-	$ 35,031,272	-	$ 35,031,272
Securities deposited with clearing organizations:				
U.S. Government	-	$ 19,979,204	-	$ 19,979,204
Securities owned:				
U.S. Government	$ -	$ 9,853,580	$ -	$ 9,853,580
Corporate debt	-	49,990,631	-	49,990,631
Equity	7,252,600	-	-	7,252,600
	$ 7,252,600	$ 59,844,211	$ -	$ 67,096,811
Total	$ 32,164,727	$ 119,852,926	$ -	$ 152,017,653

A description of the valuation techniques applied to the Company's major categories of assets and liabilities measured at fair value on a recurring basis follows:

U.S. Government and corporate debt securities

The fair value of U.S. Government and corporate debt securities are based on quoted market prices. In the absence of quoted market prices, fair value is determined by pricing vendors using models which discount the future cash flows to their present value using current rates at which similar securities would be bought with similar credit ratings and for the same remaining maturities, or similar techniques. These models use inputs that are observable for substantially the full term of the security, inputs that are derived principally from or corroborated by observable market data through correlation or other means for

substantially the full term of the security or internally developed assumptions. U.S. Government securities and corporate debt securities are generally categorized in Level 2 of the fair value hierarchy.

Equities

Exchange-traded equity securities are generally valued based on quoted prices from the exchange. To the extent these securities are actively traded and valuation adjustments are not applied, they are categorized in Level 1 of the fair value hierarchy.

Other Financial Assets and Liabilities

For all other financial assets and liabilities not measured at fair value, the carrying value approximates fair value due to their short term nature, and the items are categorized as Level 2 of the fair value hierarchy. These other financial assets and liabilities include short term interest-bearing deposits, cash deposited with clearing organizations, receivable and payable from/to customers, receivable and payable from/to brokers, dealers and clearing organizations, securities borrowed and loaned, due to parent and affiliate, and accrued expenses and other liabilities.

10. **INCOME TAXES**

The Company's primary temporary differences result from net unrealized gains and losses of securities owned that are recorded at fair value for book purposes and certain accrued expenses that are deductible on a cash basis for tax purposes. At December 31, 2017, the Company had a gross deferred tax asset of $66,911 and a gross deferred tax liability of $1,378,407 which is included in Due to Parent in the accompanying statement of financial condition at the net amount of $1,311,496.

In December 2017, President Trump signed into law the tax legislation commonly known as the Tax Cuts and Jobs Act (the "Act"). Generally, the Act reduces the federal corporate tax rate to 21% from 35%, effective January 1, 2018. Deferred tax assets and liabilities have been adjusted to the new statutory tax rate as of December 31, 2017.

On December 22, 2017, the SEC staff issued Staff Accounting Bulletin 118 ("SAB 118") which provides guidance on accounting for the impact of the Act. SAB 118 requires an entity to use a measurement period, generally not to exceed 12 months, while it is still analyzing the accounting associated with the Act. Under SAB 118, for matters for which the accounting related to the Act has not yet been completed, the Company has recognized provisional amounts to the extent that they are reasonably estimable and the Company will adjust these amounts over time as more information becomes available. The Company continues to review its provisional amounts including amounts related to the effect of the rate changes on deferred tax assets and deferred tax liabilities including the associated state and local impact, state and local interpretations of the Act and the impact of additional tax guidance and accounting interpretations related to the Act. Should adjustments be necessary, such adjustments will be reflected by the Company in the period that they are recognized.

The Company is organized as a limited liability company and is treated as a disregarded entity for federal income tax purposes. The Company entered into a legal tax-sharing agreement with its owner, the Bank, to be treated as a corporate division and recognizes an allocation of income taxes in its separate statement of financial condition pursuant to ASC 740-10-30-27. This Accounting Standard allows an allocation of current and deferred taxes to the members of a consolidated tax group, including disregarded entities. As previously mentioned, current and deferred taxes are allocated to the Company under the "separate-return" method with certain modifications. The method for allocating income tax

expense, is systematic, rational, and consistent with the broad principles of ASC 740. Pursuant to the tax-sharing agreement discussed previously, the Company reimburses the Bank for all income taxes payable. As of December 31, 2017, the Company had a local current tax receivable of $59,226 and federal and state current tax payable of $2,939,946 with the Bank which are included in Other assets and Due to Parent and affiliate respectively, on the statement of financial condition.

As of December 31, 2017, there were no unrecognized tax benefits recorded or related interest and penalties for which the Company had accrued. The Company is subject to taxation in the U.S. and state and local jurisdictions. As of December 31, 2017, the Company's tax years after 2013 are subject to examination by the taxing authorities.

11. EMPLOYEE BENEFIT PLANS

The Bank has a 401(k) profit sharing plan that covers all eligible employees of the Company who have attained the age and service requirements, as defined in the plan. Eligible employees are immediately vested.

12. RISK MANAGEMENT

The Company's cash and cash equivalents at December 31, 2017 includes $34,994,367 deposited at one unaffiliated depository institution, which is rated by credit rating agencies. The Company also has a netting agreement with the depository institution regarding foreign currency balances.

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparties or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

The Company has policies and procedures in place to address overall market risk, credit risk, and settlement risk defined as follows:

Market Risk – Risk of loss in a portfolio due to an adverse change in the value of a financial product

Credit Risk – Risk that a borrower will default on any type of debt by failing to make required payments

Settlement Risk – Risk that one party will fail to deliver the terms of a contract with another party at the time of settlement. Settlement risk can be the risk associated with default at settlement and any timing differences in settlement between the two parties.

13. COMMITMENTS AND CONTINGENCIES

In the normal course of business, the Company may enter into contracts that contain various guarantees and indemnities including contracts where it executes, as agent or principal, transactions on behalf of customers. If the transactions do not settle because of failure to perform by either counterparty, the Company may be required to discharge the obligation of the nonperforming party and, as a result, may incur a loss if the market value of the underlying security is different from the contract amount of the transaction. The Company has the right to pursue collection or performance from the counterparties who do not perform under their contractual obligations.

The Company has a $40 million uncommitted line of credit signed with a U.S. depository institution. There were no borrowings against the line as of December 31, 2017. The Company also has a $50 million uncommitted line of credit with the Bank, as mentioned in Note 7.

In the normal course of business, the Company is a party to legal actions involving various aspects of its business. In the opinion of management, after consultation with external counsel, the outcome of such legal proceedings will not have a material adverse effect on the Company's financial condition.

14. MEMBER'S CAPITAL

Contributions of capital are recognized when received. Cash distributions of capital are recognized when paid. During 2017, the Company did not receive or make any contributions from or to the Parent.

15. NET CAPITAL REQUIREMENT

As a broker-dealer registered with the SEC, the Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1). The Company computes its net capital requirement under the alternative method provided for in Rule 15c3-1, which requires the Company to maintain minimum net capital equal to the greater of 2% of aggregate customer-related debit items, as defined, or $250,000.

At December 31, 2017, the Company's net capital calculated in accordance with Rule 15c3-1 was $148,344,504 which was $147,879,439 in excess of its required minimum net capital of $465,065.

16. SUBSEQUENT EVENTS

There were no subsequent events through February 28, 2018, the date the statement of financial condition was issued that would require recognition or disclosure in the statement of financial condition.

SAFRA SECURITIES LLC MAR 01 2018
(SEC. I.D. No. 8-51935) Washington DC
408

STATEMENT OF FINANCIAL CONDITION AS OF DECEMBER 31, 2017
AND
REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

******

Filed pursuant to Rule 17a-5(e)(3) under the Securities
Exchange Act of 1934 as a Public Document.